

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Mr. J. Eric Cooney
Chief Executive Officer
Internap Network Services Corporation
250 Williams Street
Atlanta, Georgia 30303

> **Re: Internap Network Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 000-31989**

Dear Mr. Cooney:

We have reviewed your letter dated July 14, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Valuation of Long-Lived Assets, page F-9

1.   We note your response to prior comment 6 that for purposes of performing an impairment analysis the Company's asset groupings would consist of IP technologies and the related long lived assets and datacenter long-lived assets, but that during the second, third and fourth quarter of 2009 there were no triggering events that necessitated an impairment test. Please tell us what factors you have considered in determining that there were no

triggering events for the datacenter long lived assets. In this regard, please tell us how you have considered the recent operating results of the data services segment, taking into account operating expense allocations and capital expenditures directly related to the use of these assets.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant